UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Otonomy, Inc. (OTIC)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68906L105
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68906L105	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RiverVest Venture Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,009,888(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,009,888(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,888(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%(3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)  This Schedule is filed by RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P., RiverVest Venture Partners II, LLC, RiverVest Venture Partners II, L.P., RiverVest Venture Partners II (Ohio), LLC, and Messrs. Jay Schmelter, Thomas C. Melzer and John P. McKearn (collectively, the “RiverVest Persons”). The RiverVest Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of (i) 794,177 shares of common stock held by RiverVest Venture Fund II, L.P., and (ii) 215,711 shares of common stock held by RiverVest Venture Fund II (Ohio), L.P. John P. McKearn, Ph.D. is an authorized person and Thomas C. Melzer and Jay Schmelter are members of RiverVest Venture Partners II, LLC, the general partner of RiverVest Venture Partners II, L.P. RiverVest Venture Partners II, L.P. is the sole member of RiverVest Venture Partners II (Ohio), LLC, the general partner of RiverVest Venture Fund II (Ohio), L.P. RiverVest Venture Partners II, L.P. is also the general partner of RiverVest Venture Fund II, L.P. As an authorized person or member, as the case may be, of RiverVest Venture Partners II, LLC, Dr. McKearn, Messrs. Melzer and Schmelter may be deemed to share dispositive voting and investment power with respect to the shares held by RiverVest Venture Fund II, L.P. and RiverVest Venture Fund II (Ohio), L.P. Dr. McKearn and Messrs. Melzer and Schmelter disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(3)  Based on 24,104,721 shares of common stock, par value $0.001 per share, outstanding on January 22, 2015, based on information contained in the Issuer’s final prospectus, dated January 22, 2015, filed on January 23, 2015, and taking into account the Issuer’s sale of all of the shares of common stock in the offering described in the final prospectus, including the underwriters’ full exercise of their over-allotment option, as announced by the Issuer in its press release dated January 28, 2015. As of August 12, 2014, the date of the final prospectus for the initial public offering of the Issuer’s common stock, the 1,034,888 shares of common stock beneficially owned by the reporting persons as of such date represented 5.1% of the Issuer’s outstanding common stock. This is based on 20,335,786 shares of common stock outstanding, according to information contained in the Issuer’s final prospectus dated August 12, 2014 and filed on August 13, 2014.

CUSIP No. 68906L105	13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RiverVest Venture Fund II (Ohio), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,009,888(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,009,888(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,888(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%(3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)  This Schedule is filed by RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P., RiverVest Venture Partners II, LLC, RiverVest Venture Partners II, L.P., RiverVest Venture Partners II (Ohio), LLC, and Messrs. Jay Schmelter, Thomas C. Melzer and John P. McKearn (collectively, the “RiverVest Persons”). The RiverVest Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of (i) 794,177 shares of common stock held by RiverVest Venture Fund II, L.P., and (ii) 215,711 shares of common stock held by RiverVest Venture Fund II (Ohio), L.P. John P. McKearn, Ph.D. is an authorized person and Thomas C. Melzer and Jay Schmelter are members of RiverVest Venture Partners II, LLC, the general partner of RiverVest Venture Partners II, L.P. RiverVest Venture Partners II, L.P. is the sole member of RiverVest Venture Partners II (Ohio), LLC, the general partner of RiverVest Venture Fund II (Ohio), L.P. RiverVest Venture Partners II, L.P. is also the general partner of RiverVest Venture Fund II, L.P. As an authorized person or member, as the case may be, of RiverVest Venture Partners II, LLC, Dr. McKearn, Messrs. Melzer and Schmelter may be deemed to share dispositive voting and investment power with respect to the shares held by RiverVest Venture Fund II, L.P. and RiverVest Venture Fund II (Ohio), L.P. Dr. McKearn and Messrs. Melzer and Schmelter disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(3)  Based on 24,104,721 shares of common stock, par value $0.001 per share, outstanding on January 22, 2015, based on information contained in the Issuer’s final prospectus, dated January 22, 2015, filed on January 23, 2015, and taking into account the Issuer’s sale of all of the shares of common stock in the offering described in the final prospectus, including the underwriters’ full exercise of their over-allotment option, as announced by the Issuer in its press release dated January 28, 2015. As of August 12, 2014, the date of the final prospectus for the initial public offering of the Issuer’s common stock, the 1,034,888 shares of common stock beneficially owned by the reporting persons as of such date represented 5.1% of the Issuer’s outstanding common stock. This is based on 20,335,786 shares of common stock outstanding, according to information contained in the Issuer’s final prospectus dated August 12, 2014 and filed on August 13, 2014.

CUSIP No. 68906L105	13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RiverVest Venture Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,009,888(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,009,888(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,888(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%(3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)  This Schedule is filed by RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P., RiverVest Venture Partners II, LLC, RiverVest Venture Partners II, L.P., RiverVest Venture Partners II (Ohio), LLC, and Messrs. Jay Schmelter, Thomas C. Melzer and John P. McKearn (collectively, the “RiverVest Persons”). The RiverVest Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of (i) 794,177 shares of common stock held by RiverVest Venture Fund II, L.P., and (ii) 215,711 shares of common stock held by RiverVest Venture Fund II (Ohio), L.P. John P. McKearn, Ph.D. is an authorized person and Thomas C. Melzer and Jay Schmelter are members of RiverVest Venture Partners II, LLC, the general partner of RiverVest Venture Partners II, L.P. RiverVest Venture Partners II, L.P. is the sole member of RiverVest Venture Partners II (Ohio), LLC, the general partner of RiverVest Venture Fund II (Ohio), L.P. RiverVest Venture Partners II, L.P. is also the general partner of RiverVest Venture Fund II, L.P. As an authorized person or member, as the case may be, of RiverVest Venture Partners II, LLC, Dr. McKearn, Messrs. Melzer and Schmelter may be deemed to share dispositive voting and investment power with respect to the shares held by RiverVest Venture Fund II, L.P. and RiverVest Venture Fund (Ohio), L.P. Dr. McKearn and Messrs. Melzer and Schmelter disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(3)  Based on 24,104,721 shares of common stock, par value $0.001 per share, outstanding on January 22, 2015, based on information contained in the Issuer’s final prospectus, dated January 22, 2015, filed on January 23, 2015, and taking into account the Issuer’s sale of all of the shares of common stock in the offering described in the final prospectus, including the underwriters’ full exercise of their over-allotment option, as announced by the Issuer in its press release dated January 28, 2015. As of August 12, 2014, the date of the final prospectus for the initial public offering of the Issuer’s common stock, the 1,034,888 shares of common stock beneficially owned by the reporting persons as of such date represented 5.1% of the Issuer’s outstanding common stock. This is based on 20,335,786 shares of common stock outstanding, according to information contained in the Issuer’s final prospectus dated August 12, 2014 and filed on August 13, 2014.

CUSIP No. 68906L105	13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RiverVest Venture Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,009,888(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,009,888(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,888(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%(3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)  This Schedule is filed by RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P., RiverVest Venture Partners II, LLC, RiverVest Venture Partners II, L.P., RiverVest Venture Partners II (Ohio), LLC, and Messrs. Jay Schmelter, Thomas C. Melzer and John P. McKearn (collectively, the “RiverVest Persons”). The RiverVest Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of (i) 794,177 shares of common stock held by RiverVest Venture Fund II, L.P., and (ii) 215,711 shares of common stock held by RiverVest Venture Fund II (Ohio), L.P. John P. McKearn, Ph.D. is an authorized person and Thomas C. Melzer and Jay Schmelter are members of RiverVest Venture Partners II, LLC, the general partner of RiverVest Venture Partners II, L.P. RiverVest Venture Partners II, L.P. is the sole member of RiverVest Venture Partners II (Ohio), LLC, the general partner of RiverVest Venture Fund II (Ohio), L.P. RiverVest Venture Partners II, L.P. is also the general partner of RiverVest Venture Fund II, L.P. As an authorized person or member, as the case may be, of RiverVest Venture Partners II, LLC, Dr. McKearn, Messrs. Melzer and Schmelter may be deemed to share dispositive voting and investment power with respect to the shares held by RiverVest Venture Fund II, L.P. and RiverVest Venture Fund (Ohio), L.P.. Dr. McKearn and Messrs. Melzer and Schmelter disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(3)  Based on 24,104,721 shares of common stock, par value $0.001 per share, outstanding on January 22, 2015, based on information contained in the Issuer’s final prospectus, dated January 22, 2015, filed on January 23, 2015, and taking into account the Issuer’s sale of all of the shares of common stock in the offering described in the final prospectus, including the underwriters’ full exercise of their over-allotment option, as announced by the Issuer in its press release dated January 28, 2015. As of August 12, 2014, the date of the final prospectus for the initial public offering of the Issuer’s common stock, the 1,034,888 shares of common stock beneficially owned by the reporting persons as of such date represented 5.1% of the Issuer’s outstanding common stock. This is based on 20,335,786 shares of common stock outstanding, according to information contained in the Issuer’s final prospectus dated August 12, 2014 and filed on August 13, 2014.

CUSIP No. 68906L105	13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RiverVest Venture Partners II (Ohio), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,009,888(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,009,888(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,888(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%(3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)  This Schedule is filed by RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P., RiverVest Venture Partners II, LLC, RiverVest Venture Partners II, L.P., RiverVest Venture Partners II (Ohio), LLC, and Messrs. Jay Schmelter, Thomas C. Melzer and John P. McKearn (collectively, the “RiverVest Persons”). The RiverVest Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of (i) 794,177 shares of common stock held by RiverVest Venture Fund II, L.P., and (ii) 215,711 shares of common stock held by RiverVest Venture Fund II (Ohio), L.P. John P. McKearn, Ph.D. is an authorized person and Thomas C. Melzer and Jay Schmelter are members of RiverVest Venture Partners II, LLC, the general partner of RiverVest Venture Partners II, L.P. RiverVest Venture Partners II, L.P. is the sole member of RiverVest Venture Partners II (Ohio), LLC, the general partner of RiverVest Venture Fund II (Ohio), L.P. RiverVest Venture Partners II, L.P. is also the general partner of RiverVest Venture Fund II, L.P. As an authorized person or member, as the case may be, of RiverVest Venture Partners II, LLC, Dr. McKearn, Messrs. Melzer and Schmelter may be deemed to share dispositive voting and investment power with respect to the shares held by RiverVest Venture Fund II, L.P. and RiverVest Venture Fund (Ohio), L.P.. Dr. McKearn and Messrs. Melzer and Schmelter disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(3)  Based on 24,104,721 shares of common stock, par value $0.001 per share, outstanding on January 22, 2015, based on information contained in the Issuer’s final prospectus, dated January 22, 2015, filed on January 23, 2015, and taking into account the Issuer’s sale of all of the shares of common stock in the offering described in the final prospectus, including the underwriters’ full exercise of their over-allotment option, as announced by the Issuer in its press release dated January 28, 2015. As of August 12, 2014, the date of the final prospectus for the initial public offering of the Issuer’s common stock, the 1,034,888 shares of common stock beneficially owned by the reporting persons as of such date represented 5.1% of the Issuer’s outstanding common stock. This is based on 20,335,786 shares of common stock outstanding, according to information contained in the Issuer’s final prospectus dated August 12, 2014 and filed on August 13, 2014.

CUSIP No. 68906L105	13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Jay Schmelter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,009,888(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,009,888(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,888(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%(3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)  This Schedule is filed by RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P., RiverVest Venture Partners II, LLC, RiverVest Venture Partners II, L.P., RiverVest Venture Partners II (Ohio), LLC, and Messrs. Jay Schmelter, Thomas C. Melzer and John P. McKearn (collectively, the “RiverVest Persons”). The RiverVest Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of (i) 794,177 shares of common stock held by RiverVest Venture Fund II, L.P., and (ii) 215,711 shares of common stock held by RiverVest Venture Fund II (Ohio), L.P. John P. McKearn, Ph.D. is an authorized person and Thomas C. Melzer and Jay Schmelter are members of RiverVest Venture Partners II, LLC, the general partner of RiverVest Venture Partners II, L.P. RiverVest Venture Partners II, L.P. is the sole member of RiverVest Venture Partners II (Ohio), LLC, the general partner of RiverVest Venture Fund II (Ohio), L.P. RiverVest Venture Partners II, L.P. is also the general partner of RiverVest Venture Fund II, L.P. As an authorized person or member, as the case may be, of RiverVest Venture Partners II, LLC, Dr. McKearn, Messrs. Melzer and Schmelter may be deemed to share dispositive voting and investment power with respect to the shares held by RiverVest Venture Fund II, L.P. and RiverVest Venture Fund (Ohio), L.P. Dr. McKearn and Messrs. Melzer and Schmelter disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(3)  Based on 24,104,721 shares of common stock, par value $0.001 per share, outstanding on January 22, 2015, based on information contained in the Issuer’s final prospectus, dated January 22, 2015, filed on January 23, 2015, and taking into account the Issuer’s sale of all of the shares of common stock in the offering described in the final prospectus, including the underwriters’ full exercise of their over-allotment option, as announced by the Issuer in its press release dated January 28, 2015. As of August 12, 2014, the date of the final prospectus for the initial public offering of the Issuer’s common stock, the 1,034,888 shares of common stock beneficially owned by the reporting persons as of such date represented 5.1% of the Issuer’s outstanding common stock. This is based on 20,335,786 shares of common stock outstanding, according to information contained in the Issuer’s final prospectus dated August 12, 2014 and filed on August 13, 2014.

CUSIP No. 68906L105	13G	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Thomas C. Melzer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,009,888(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,009,888(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,888(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%(3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)  This Schedule is filed by RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P., RiverVest Venture Partners II, LLC, RiverVest Venture Partners II, L.P., RiverVest Venture Partners II (Ohio), LLC, and Messrs. Jay Schmelter, Thomas C. Melzer and John P. McKearn (collectively, the “RiverVest Persons”). The RiverVest Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of (i) 794,177 shares of common stock held by RiverVest Venture Fund II, L.P., and (ii) 215,711 shares of common stock held by RiverVest Venture Fund II (Ohio), L.P. John P. McKearn, Ph.D. is an authorized person and Thomas C. Melzer and Jay Schmelter are members of RiverVest Venture Partners II, LLC, the general partner of RiverVest Venture Partners II, L.P. RiverVest Venture Partners II, L.P. is the sole member of RiverVest Venture Partners II (Ohio), LLC, the general partner of RiverVest Venture Fund II (Ohio), L.P. RiverVest Venture Partners II, L.P. is also the general partner of RiverVest Venture Fund II, L.P. As an authorized person or member, as the case may be, of RiverVest Venture Partners II, LLC, Dr. McKearn, Messrs. Melzer and Schmelter may be deemed to share dispositive voting and investment power with respect to the shares held by RiverVest Venture Fund II, L.P. and RiverVest Venture Fund (Ohio), L.P. Dr. McKearn and Messrs. Melzer and Schmelter disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(3)  Based on 24,104,721 shares of common stock, par value $0.001 per share, outstanding on January 22, 2015, based on information contained in the Issuer’s final prospectus, dated January 22, 2015, filed on January 23, 2015, and taking into account the Issuer’s sale of all of the shares of common stock in the offering described in the final prospectus, including the underwriters’ full exercise of their over-allotment option, as announced by the Issuer in its press release dated January 28, 2015. As of August 12, 2014, the date of the final prospectus for the initial public offering of the Issuer’s common stock, the 1,034,888 shares of common stock beneficially owned by the reporting persons as of such date represented 5.1% of the Issuer’s outstanding common stock. This is based on 20,335,786 shares of common stock outstanding, according to information contained in the Issuer’s final prospectus dated August 12, 2014 and filed on August 13, 2014.

CUSIP No. 68906L105	13G	Page 9 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. John P. McKearn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,009,888(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,009,888(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,888(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%(3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)  This Schedule is filed by RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P., RiverVest Venture Partners II, LLC, RiverVest Venture Partners II, L.P., RiverVest Venture Partners II (Ohio), LLC, and Messrs. Jay Schmelter, Thomas C. Melzer and John P. McKearn (collectively, the “RiverVest Persons”). The RiverVest Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of (i) 794,177 shares of common stock held by RiverVest Venture Fund II, L.P., and (ii) 215,711 shares of common stock held by RiverVest Venture Fund II (Ohio), L.P. John P. McKearn, Ph.D. is an authorized person and Thomas C. Melzer and Jay Schmelter are members of RiverVest Venture Partners II, LLC, the general partner of RiverVest Venture Partners II, L.P. RiverVest Venture Partners II, L.P. is the sole member of RiverVest Venture Partners II (Ohio), LLC, the general partner of RiverVest Venture Fund II (Ohio), L.P. RiverVest Venture Partners II, L.P. is also the general partner of RiverVest Venture Fund II, L.P. As an authorized person or member, as the case may be, of RiverVest Venture Partners II, LLC, Dr. McKearn, Messrs. Melzer and Schmelter may be deemed to share dispositive voting and investment power with respect to the shares held by RiverVest Venture Fund II, L.P. and RiverVest Venture Fund (Ohio), L.P. Dr. McKearn and Messrs. Melzer and Schmelter disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(3)  Based on 24,104,721 shares of common stock, par value $0.001 per share, outstanding on January 22, 2015, based on information contained in the Issuer’s final prospectus, dated January 22, 2015, filed on January 23, 2015, and taking into account the Issuer’s sale of all of the shares of common stock in the offering described in the final prospectus, including the underwriters’ full exercise of their over-allotment option, as announced by the Issuer in its press release dated January 28, 2015. As of August 12, 2014, the date of the final prospectus for the initial public offering of the Issuer’s common stock, the 1,034,888 shares of common stock beneficially owned by the reporting persons as of such date represented 5.1% of the Issuer’s outstanding common stock. This is based on 20,335,786 shares of common stock outstanding, according to information contained in the Issuer’s final prospectus dated August 12, 2014 and filed on August 13, 2014.

Item 1.

(a)	Name of Issuer

Otomony, Inc.

(b)	Address of Issuer’s Principal Executive Offices

6275 Nancy Ridge, Suite 100, San Diego, CA  92121

Item 2.

(a)	Name of Person Filing

RiverVest Venture Fund II, L.P.

RiverVest Venture Fund II (Ohio), L.P.

RiverVest Venture Partners II, LLC

RiverVest Venture Partners II, L.P.

RiverVest Venture Partners II (Ohio), LLC

Mr. Jay Schmelter

Mr. Thomas C. Melzer

John P. McKearn, Ph.D.

(b)	Address of the Principal Office or, if none, residence

101 S. Hanley Road, Suite 1850, St. Louis, MO  63105

(c)	Citizenship

Each of RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P. and RiverVest Venture Partners II, L.P. are limited partnerships organized in the State of Delaware. Each of RiverVest Venture Partners II, LLC and RiverVest Venture Partners II (Ohio), LLC are limited liability companies organized in the State of Delaware. Dr. McKearn and Messrs. Schmelter and Melzer are individuals residing in the State of Missouri.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

68906L105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (*)
RiverVest Venture Fund II, L.P.	794,177	0	1,009,888	0	1,009,888	1,009,888	4.2%
RiverVest Venture Fund II (Ohio), L.P.	215,711	0	1,009,888	0	1,009,888	1,009,888	4.2%
RiverVest Venture Partners II, LLC	0	0	1,009,888	0	1,009,888	1,009,888	4.2%
RiverVest Venture Partners II, L.P.	0	0	1,009,888	0	1,009,888	1,009,888	4.2%
RiverVest Venture Partners II (Ohio), LLC	0	0	1,009,888	0	1,009,888	1,009,888	4.2%
Jay Schmelter	0	0	1,009,888	0	1,009,888	1,009,888	4.2%
Thomas C. Melzer	0	0	1,009,888	0	1,009,888	1,009,888	4.2%
John P. McKearn, Ph.D.	0	0	1,009,888	0	1,009,888	1,009,888	4.2%

* Based on 24,104,721 shares of common stock, par value $0.001 per share, outstanding on January 22, 2015, based on information contained in the Issuer’s final prospectus, dated January 22, 2015, filed on January 23, 2015, and taking into account the Issuer’s sale of all of the shares of common stock in the offering described in the final prospectus, including the underwriters’ full exercise of their over-allotment option, as announced by the Issuer its press release dated January 28, 2015.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

Not applicable.

CUSIP No. 68906L105	13G	Page 12 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015

RiverVest Venture Fund II, L.P.			RiverVest Venture Fund II (Ohio), L.P.

By: RiverVest Venture Partners II, L.P.,			By: RiverVest Venture Partners II (Ohio), LLC,
its general partner			its general partner
By: RiverVest Venture Partners II, LLC,			By: RiverVest Venture Partners II, L.P.,
Its sole general partner			its sole member
By: RiverVest Venture Partners II, LLC,
By:	/s/ Thomas C. Melzer		its general partner
Name: Thomas Melzer
	Title: Membeer	By:	/s/ Thomas C. Melzer
Name: Thomas Melzer
Title: Member

RiverVest Venture Partners II (Ohio), LLC			RiverVest Venture Partners II, L.P.
By: RiverVest Venture Partners II, L.P.,
its sole member			By: RiverVest Venture Partners II, LLC,
By: RiverVest Venture Partners II, LLC,			its general partner
its general partner
		By:	/s/ Thomas C. Melzer
By	/s/ Thomas C. Melzer		Name: Thomas Melzer
	Name: Thomas Melzer		Title: Member
Title: Member

RiverVest Venture Partners II, LLC			/s/ Thomas C. Melzer
Thomas C. Melzer
By	/s/ Thomas C. Melzer
Name: Thomas Melzer
Title: Member

/s/ Jay W. Schmelter			/s/ John P. McKearn
Jay Schmelter			John P. McKearn

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons agree and consent to the joint filing on their behalf of a statement on Schedule 13G, including amendments thereto, in connection with shares of common stock of Otonomy, Inc., and that this agreement shall be included as an Exhibit to the Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G and any amendments thereto.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 12, 2015.

RiverVest Venture Fund II, L.P.			RiverVest Venture Fund II (Ohio), L.P.

By: RiverVest Venture Partners II, L.P.,			By: RiverVest Venture Partners II (Ohio), LLC,
its general partner			its general partner
By: RiverVest Venture Partners II, LLC,			By: RiverVest Venture Partners II, L.P.,
Its sole general partner			its sole member
By: RiverVest Venture Partners II, LLC,
By:	/s/ Thomas C. Melzer		its general partner
Name: Thomas Melzer
	Title: Membeer	By:	/s/ Thomas C. Melzer
Name: Thomas Melzer
Title: Member

RiverVest Venture Partners II (Ohio), LLC			RiverVest Venture Partners II, L.P.
By: RiverVest Venture Partners II, L.P.,
its sole member			By: RiverVest Venture Partners II, LLC,
By: RiverVest Venture Partners II, LLC,			its general partner
its general partner
		By:	/s/ Thomas C. Melzer
By	/s/ Thomas C. Melzer		Name: Thomas Melzer
	Name: Thomas Melzer		Title: Member
Title: Member

RiverVest Venture Partners II, LLC			/s/ Thomas C. Melzer
Thomas C. Melzer
By	/s/ Thomas C. Melzer
Name: Thomas Melzer
Title: Member

/s/ Jay W. Schmelter			/s/ John P. McKearn
Jay Schmelter			John P. McKearn